SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-30758

(Check One):

☑ Form 10-K	☐ Form 11-K

☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:__________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: __________________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant	Nortel Networks Limited

Former name if applicable

Address of principal executive office (Street and number)	8200 Dixie Road, Suite 100

City, state and zip code	Brampton, Ontario, Canada L6T 5P6

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On February 28, 2005, Nortel Networks Corporation (“NNC”), the parent company of Nortel Networks Limited (the “Company”), and the Company provided a status update pursuant to the alternative information guidelines of the Ontario Securities Commission (the “Status Update”).

As set forth in the Status Update, NNC expects that it and the Company will file their Annual Reports on Form 10-K for the year ended December 31, 2004 (the “2004 Annual Reports”) by the end of April 2005. NNC and the Company will, accordingly, be delaying the filing with the Securities and Exchange Commission (the “SEC”) of the 2004 Annual Reports beyond the required filing date of March 16, 2005.

The Company and NNC have dedicated significant resources up to February 1, 2005 to the completion of (i) the restatement of their financial results for the years ended December 31, 2002 and 2001 and the revision of their previously announced unaudited results for the year ended December 31, 2003 (effected in the Company’s and NNC’s respective Annual Reports on Form 10-K for the year ended December 31, 2003 filed with the SEC on January 18, 2005 and January 11, 2005, respectively (the “2003 Annual Reports”)) and (ii) the restatement of their financial results for the quarters ended March 31, 2003 and June 30, 2003 (effected in the Company’s and NNC’s respective Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 filed with the SEC on February 1, 2005 (the “First and Second Quarter 2004 Quarterly Reports”)).

The Company and NNC continue to dedicate significant resources to (i) the completion of the restatement of their financial results for the quarter ended September 30, 2003 (to be effected in the Company’s and NNC’s respective Quarterly Reports on Form 10-Q for the quarter ended September 30, 2004 (the “Third Quarter 2004 Reports”), which the Company and NNC expect to file with the SEC by the end of March 2005, as set forth in the Status Update) and (ii) the preparation of their financial statements for the year ended December 31, 2004 (to be set forth in the 2004 Annual Reports).

As set forth in the Status Update, NNC’s expectation as to timing of filing the 2004 Annual Reports and the Third Quarter 2004 Reports is subject to change due to limitations including: previously announced material weaknesses in NNC’s and the Company’s internal control over financial reporting and the review or audit of the Nortel financial statements by NNC’s and the Company’s external auditors. In addition, NNC and the Company continue to work with their external auditors on the internal control reports required for the first time in connection with the 2004 Annual Reports under s.404 of the Sarbanes-Oxley Act of 2002.

The Company and NNC each filed with the SEC the Status Update as Exhibit 99.1 to their respective Current Reports on Form 8-K dated March 1, 2005.

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Gordon A. Davies Assistant General Counsel – Securities and Corporate Secretary	(905)	863-1144

(Name)	(Area Code)	(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

     • Quarterly Report on Form 10-Q for the quarter ended September 30, 2004

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As a result of the matters more fully discussed in Part III above and other matters set forth in greater detail in the Status Update, the 2003 Annual Reports and the First and Second Quarter 2004 Quarterly Reports, the Company is not in a position at this time to provide any reasonable estimate of any anticipated significant changes in results of operations from the year ended December 31, 2003 to the year ended December 31, 2004.

Nortel Networks Limited

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2005	By:	/s/ Peter W. Currie
		Name:	Peter W. Currie
		Title:	Chief Financial Officer

/s/ Gordon A. Davies
		Name:	Gordon A. Davies
		Title:	Assistant General Counsel – Securities and Corporate Secretary

5